Filed Pursuant to Rule 424(b)(2)

Registration No. 333-102351

PROSPECTUS

$3,999,996

571,428 Shares of Common Stock

This prospectus covers the offer and sale by Dendreon Corporation (the “Company”) to one purchaser of 571,428 shares of its common stock, including related rights to purchase Series A junior participating preferred stock, at a price of $7.00 per share.

The common stock is traded on the NASDAQ National Market System under the symbol DNDN. On June 13, 2003, the closing price of the common stock was $7.66 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares or the warrants, or determined if this prospectus supplement or accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

June 16, 2003

You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Dendreon has not authorized any other person to provide you with information different from that contained in this prospectus.

The shares of common stock are not being offered in any jurisdiction where the offering is not permitted.

The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date on the cover, regardless of the date this prospectus supplement was delivered to you or the date on which you acquired any of the shares.

THE OFFERING

Dendreon Corporation is offering to issue 571,428 shares of its common stock, $0.001 par value per share, including related rights to purchase Series A junior participating preferred stock, at a price of $7.00 per share to one purchaser.

USE OF PROCEEDS

Dendreon intends to use the net proceeds from the sale of the common stock to fund clinical trials, research, preclinical and commercialization activities for its therapeutic vaccines, monoclonal antibodies and small molecules; to increase its antigen manufacturing or dendritic cell processing capacity; and for general corporate purposes, including working capital and capital expenditures. Dendreon also may use a portion of the net proceeds to acquire complementary technologies or products.

PLAN OF DISTRIBUTION

Dendreon will issue and sell shares of common stock directly to the purchaser in this offering. Dendreon has not paid any finder’s fee or commission in connection with this sale.

RISK FACTORS

Investing in our common stock involves risk. We encourage you to carefully consider the risk factors described below and the other information contained or incorporated by reference into this prospectus before investing in our common stock. The risks and uncertainties described below and in the documents incorporated by reference into this prospectus supplement are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the risks described below or in the documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to the Proposed Combination with Corvas International, Inc.

Dendreon may not realize all of the anticipated benefits of the combination.

The success of the combination will depend, in part, on Dendreon’s ability to realize the anticipated synergies, cost savings and other opportunities from integrating the business of Corvas International, Inc. (“Corvas”) with the business of Dendreon. These opportunities include advancing Provenge, rNAPc2 and other product candidates through clinical trials, developing new product candidates from the preclinical cancer programs and achieving cost savings to reduce the combined company’s burn rate. Dendreon’s success in realizing these and other benefits and the timing of this realization depend upon the successful integration of the operations of Corvas. The difficulties of combining the operations of the companies include, among others:

•	consolidating research and development operations;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	preserving the licensing, research and development, manufacturing, supply, collaboration and other important relationships of Dendreon and Corvas;

•	motivating employees in light of organizational changes resulting from the combination;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

It is possible that Dendreon will be unable to integrate the two businesses so as to realize all of the benefits that it expects to result from the combination. Integration of operations may be difficult and may have unintended and undesirable consequences. Dendreon may not accomplish this integration as quickly, or as smoothly or successfully, as it would like. The diversion of the attention of management from its current operations to the integration effort and any difficulties encountered in combining operations could prevent Dendreon from realizing the full benefits that it expects to result from the combination and could adversely affect Dendreon’s existing business.

If the combination is not completed, we will have incurred substantial expenses without realizing the expected benefits.

We have incurred substantial out-of-pocket expenses in connection with the proposed combination. In addition, we must pay Corvas a termination fee of $2.187 million if the merger agreement is terminated under either of the following circumstances:

•	by Corvas because our stockholders have failed to approve the combination proposal at our annual meeting and (i) a acquisition proposal for us had been made and not publicly withdrawn at least five days before the date of the our annual meeting and (ii) within nine months after such termination we consummate any business combination transaction, including a merger, tender offer or other transaction involving the acquisition of more than 20% of our voting stock, the sale or license of 20% or more of our assets, or a liquidation or dissolution; or

•	by Corvas if a “Dendreon triggering event,” as defined in the merger agreement, has occurred.

These expenses and the termination fee, if applicable, could have a material adverse impact on our results of operations and financial condition because we will not have realized the expected benefits of the combination. The obligations of the parties to consummate the combination are subject to several conditions, some of which are outside the parties’ control, and there can be no assurance that the combination will be completed.

Our business and stock price may be adversely affected if the combination with Corvas is not completed.

The combination is subject to several customary closing conditions, including obtaining the approvals of the transaction by the stockholders of Dendreon and Corvas. If the combination is not completed for any reason, we could be subject to a number of material risks that may adversely affect our business and stock price, including the following:

•	the diversion of management’s attention from day-to-day business and the disruption to our employees and relationships with collaborators and licensees as a result of efforts relating to the combination;

•	the diversion of our management from day-to-day business may delay or adversely affect proposed business initiatives;

•	the market price of shares of our stock may decline to the extent that the current market price reflects a market assumption that the combination will be completed;

•	under certain circumstances, we could be required to pay Corvas a termination fee of $2.187 million;

•	we must pay costs related to the combination, such as legal, accounting and financial advisory fees; and

•	we would not realize the benefits we expect by acquiring Corvas.

Risks Relating to the Business of the Combined Company

We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

As of March 31, 2003, Dendreon and Corvas had a pro forma combined accumulated deficit of $119.8 million. Neither company has any products that generate material revenue from product sales or royalties. The combination of the two companies will not significantly change this condition. Operating losses have resulted principally from costs incurred in research and development programs and from general and administrative expenses in support of operations, clinical trial expenses, and marketing expenses. We do not expect to achieve significant product sales or royalty revenue for several years, and we may never do so. We expect to incur additional operating losses in the future and these losses may increase significantly as we continue clinical trials, apply for regulatory approvals, develop our product candidates, expand our operations and develop systems that support commercialization of our potential products. We may not be successful in obtaining regulatory approval and commercializing our products, and our operations may not be profitable even if any of our product candidates are commercialized.

We may require additional funding, and our future access to capital is uncertain.

It is expensive to develop cancer vaccines, recombinant proteins, monoclonal antibodies, small molecules and other new products, and to conduct clinical trials for and commercialize our products. After the combination, we plan to continue to simultaneously conduct clinical trials and preclinical research for a number of products, which is costly. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Further, we have and expect to incur additional expenses in connection with the combination. These expenses include severance costs for executives of Corvas of up to $2.66 million, fees for financial advisors, legal and accounting fees, and approximately $13.0 million for the expected redemption of Corvas’ outstanding promissory notes, calculated as of June 30, 2003, if Dendreon elects to pay accrued interest in cash rather than in Dendreon common stock. Our capital after the combination and our future revenues may not be sufficient to support the expenses of our operations, the development of commercial infrastructure and the conduct of our clinical trials and preclinical research. We may need to raise additional capital to:

•	fund operations;

•	continue the research and development of our therapeutic products;

•	conduct clinical trials; and

•	commercialize our products.

We believe that, following completion of the combination, our cash on hand and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 18 months. However, we may need additional financing within this time frame depending on a number of factors, including the following:

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the amount and timing of milestone payments we receive from our collaborators;

•	the costs of developing the processes and systems to support FDA approval of Provenge;

•	our timetable for and costs of manufacturing scale-up, the development of marketing operations, and other activities related to the commercialization of Provenge and our other products;

•	our degree of success in our Phase 3 trial of Provenge and in clinical trials of our other products;

•	the costs of preparing an application for FDA approval of Provenge, if we seek such approval;

•	the emergence of competing technologies and other adverse market developments; and

•	changes in or terminations of our existing collaboration and licensing arrangements.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may be required to delay, reduce or eliminate some of our clinical trials and some of our development programs. If we raise additional funds by issuing equity securities, including under Dendreon’s equity line facility or pursuant to its shelf registration statement, further dilution to our existing stockholders may result.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including regulatory requirements, scheduling conflicts with participating clinicians and clinical institutions, limits on manufacturing capacity and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions, physician practices, and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third-parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner.

If we fail to complete our Phase 3 trial of Provenge, or we otherwise fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, including the Phase 2 clinical trials of rNAPc2, our ability to conduct our business as currently planned could be materially affected. Our development costs will increase if we experience any future delays in our clinical trials for Provenge or rNAPc2 or in clinical trials for our other potential products or if we need to perform more or larger clinical trials than planned. If the delays or costs are significant, our financial results and our ability to commercialize our product candidates will be adversely affected.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product.

We must demonstrate the safety and efficacy of our potential products in humans through extensive preclinical and clinical testing. After the combination, we may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our potential products, including the following:

•	safety and efficacy results obtained in human clinical trials, as in our Provenge trials, may not be replicated in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing preclinical testing or human clinical trial results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising, including Provenge, rNAPc2, APC 8024, the PACT program and trp-p8;

•	we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks or for other reasons; and

•	the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, takes many years, and the outcome is uncertain. D9901, our first Phase 3 clinical trial for Provenge, did not meet its main objective of showing a statistically significant delay in the median time to disease progression. Although the analysis identified a group of patients who were benefited by treatment with Provenge, we may not obtain favorable results from the clinical study of more patients in this group in our amended Phase 3 trial, D9902(B), or those results may cause the FDA to require additional studies. Data from our clinical trials may not be sufficient to support approval by the FDA of our potential products. The clinical trials of Provenge, rNAPc2 or our other product candidates may not be completed as planned and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to demonstrate the safety or efficacy of a product candidate under development, this will delay or prevent regulatory approval of that product candidate, which could prevent us from achieving profitability.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or cause us or the FDA to halt clinical trials related to any of our product candidates and could result in the FDA or other regulatory authorities denying approval of our products for any or all targeted indications. We, our collaborators, or the FDA may suspend or terminate clinical trials at any time.

Commercialization of our products in the United States requires FDA approval, which may not be granted, and foreign commercialization is subject to similar restrictions.

The FDA can delay, limit or not grant approval of a product for many reasons, including:

•	a product may not demonstrate sufficient safety or efficacy;

•	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret it, or require data that is different from what was obtained in our clinical trials;

•	the FDA may not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators; and

•	the FDA may change its approval policies or adopt new regulations.

The FDA also may approve a product for fewer indications than are requested or may condition approval on the performance of post-marketing studies. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. Any product and its manufacturer continue to be subject to strict regulations after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for many of the same reasons. A significant delay in, or failure to receive approval for, any of our products could materially harm our business and reduce our stock price.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other vaccine products are novel; therefore, regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other products under development.

To date, the FDA has not approved for commercial sale in the United States any cancer vaccine designed to stimulate the body’s immune system cells to kill cancer cells directly. Consequently, there is no precedent for the successful commercialization of products based on our technologies in this area. In addition, we have had only limited experience in filing and pursuing the applications necessary to gain regulatory approvals for marketing and commercial sale, which may impede our ability to obtain FDA approvals. We have not yet sought FDA approval to market any therapeutic product. We will not be able to commercialize any of our potential products until we obtain FDA approval. Therefore, any delay in obtaining, or inability to obtain, FDA approval could harm our business.

We are subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays. Even if we obtain regulatory approval for the commercial sale of any of our products, those products may still face regulatory difficulties.

Our activities, including preclinical studies, clinical trials, cell processing and manufacturing, are subject to extensive regulation by the FDA and comparable authorities outside the United States.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a potential product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may invalidate the studies and require that we replicate those studies.

An investigational new drug application, or IND, must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA requests an extension to review the application, or raises concerns or questions about the design of the trials as described in the application. In the latter case, we must resolve any outstanding concerns with the FDA before clinical trials can proceed. Thus, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case. After such authorization is received, the FDA retains authority to place the IND, and clinical trials under that IND, on clinical hold.

We and third parties on whom we rely to assist us with clinical trials, are subject to extensive regulation by the FDA in the design and conduct of those trials. Also, investigational products in clinical trials must be manufactured in accordance with a series of complex regulations called current Good Manufacturing Practice, or cGMP. Other products used in connection with our clinical trials must be manufactured in accordance with regulations called the Quality Systems Regulations, or QSR. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of our investigational products. We and third parties with whom we contract for manufacturing and cell processing must comply with cGMP or QSR, as applicable. Our facilities and quality systems and the facilities and quality systems of our third-party collaborators must pass a pre-approval inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge, rNAPc2 or any of our other potential products. In addition, the FDA may, at any time, audit one of our clinical trials or audit or inspect a manufacturing or cell processing facility involved with the production of Provenge, rNAPc2 or one of our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If any such inspection or audit identifies noncompliance with applicable regulations, the FDA may require remedial measures that are costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or temporary or permanent closure of a facility. The FDA may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory, marketing authorization can be withdrawn or continued marketing conditioned on commitments from us that may be expensive and/or time consuming to fulfill. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

If we fail to enter into collaborative agreements for our product candidates as needed, we may be unable to commercialize them effectively or at all.

To successfully commercialize Provenge, our potential product most advanced in development, we will need substantial financial resources and will need to develop a network of cell processing centers, a transportation network, an information technology platform, and sales and marketing and other resources that we currently do not have. Accordingly, the commercialization of Provenge and our other potential products may require collaboration with a pharmaceutical or biotechnology company that has the financial resources and experience in developing a commercial infrastructure that we currently lack. Whether we are able to negotiate such a collaboration will depend upon a potential collaborator’s evaluation of a number of factors, including the results of our first Phase 3 clinical trial of Provenge and of our second, pivotal Phase 3 study of Provenge, the potential market for Provenge, the costs and difficulties in the manufacture and delivery of Provenge to patients, the potential of competing products, and industry and market conditions generally. If we are unable to enter into a satisfactory collaboration agreement, we may delay or scale back the commercialization of Provenge.

If we are able to enter into a collaboration agreement we consider acceptable, the collaboration may not proceed as quickly, smoothly or successfully as we plan. A collaboration agreement for Provenge poses the following risks:

•	The collaborator may independently develop, or develop with third parties, products that could compete with Provenge;

•	The collaborator may not apply the expected financial resources or required expertise in developing the infrastructure necessary to successfully commercialize Provenge;

•	The collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that insure that sales of Provenge reach their full potential;

•	Disputes may arise between us and a collaborator that delay the commercialization of Provenge or adversely affect its sales or profitability.

The occurrence of any of these events could adversely affect the commercialization of Provenge by delaying the date on which sales of the product, after approval by the FDA, begin, by slowing the pace of growth of such sales, by reducing the profitability of the product, or by adversely affecting the reputation of the product in the market.

We have collaborations with Kirin Brewery, Ltd. for the development and commercialization of Provenge and other cancer vaccines in Asia and Oceania, and Genentech, Inc. for the research, development and commercialization of monoclonal antibodies and potentially other therapies targeting trp-p8. As the combined company, we will also have collaborations with Abgenix, Inc. for the research, development and commercialization of monoclonal antibodies to two selected antigens from our portfolio of serine proteases, and Dyax Corp. for the research, development and commercialization of cancer therapeutics focused on serine protease inhibitors. With the exception of the collaboration with Kirin, each of these collaborations involve potential products that are at the preclinical stage of development and the risks described above that are associated with later stage products are less likely to materially impact the combined company if they occur. To date, we have not experienced difficulties with these or other collaborations that have had a material negative effect on our business or research and product development efforts, and we have not been negatively affected by consolidations involving potential collaborators.

Our competitors may develop and market products that are less expensive, more effective, or safer, or reach the market sooner, which may diminish or eliminate the commercial success of any products we may commercialize.

Competition in the cancer and cardiovascular disease fields is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter our markets. Research and discoveries by others may result in breakthroughs that render Provenge or our other potential products obsolete even before they begin to generate any revenue.

There are products currently under development by others that could compete with the products that we are developing. AVI BioPharma, Inc., Cell Genesys, Inc. and Therion Biologics are each developing prostate cancer vaccines that could potentially compete with Provenge. AVI BioPharma and Therion are in Phase 2 clinical trials of their prostate cancer vaccines. Cell Genesys has completed Phase 2 clinical trials of its prostate cancer vaccine, and has announced plans to commence a Phase 3 trial this year. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors, and gene therapies for cancer are also under development by a number of companies and could potentially compete with Provenge and our other potential therapeutic vaccines for other cancer types.

Due to the high incidence of cardiovascular disease, most, if not all, of the major pharmaceutical companies have significant research and development programs in this area. rNAPc2 will compete against FDA-approved anti-clotting agents sold by a number of large pharmaceutical companies including Abbott Laboratories, Aventis, Eli Lilly and Company and Bristol-Myers Squibb Company.

Some of our competitors in prostate cancer vaccines and all of the companies marketing approved anti-clotting agents have substantially greater research and development capabilities, and manufacturing, marketing, financial and managerial resources than we do. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

Market acceptance of our product candidates, if any, is uncertain.

Even if products of the combined company are approved and sold, physicians may not ultimately use them or may use them only in applications more restricted than we expect. Physicians will only prescribe a product if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial and preferable to other products then in use. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products, if any, and we may not be able to obtain these recommendations and endorsements. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing and reimbursement by third-party payors.

Failure to retain key personnel could impede our ability to develop our products and to continue to obtain new collaborations or other sources of funding.

The combined company will depend, to a significant extent, on the efforts of its key employees, including senior management and senior scientific, clinical, regulatory and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available. We depend upon our scientific staff to discover new product candidates and to develop and conduct preclinical studies of those new potential products. Our clinical and regulatory staff is responsible for the design and execution of clinical trials in accordance with FDA requirements and for the advancement of our product candidates toward FDA approval. The quality and reputation of our scientific, clinical and regulatory staff, especially the senior staff, and their success in performing their responsibilities, are a basis on which we attract potential funding sources and collaborators.

In addition, our Executive Chairman, Chief Executive Officer and President are involved in a broad range of critical activities, including providing strategic and operational guidance. The quality and skills of these individuals are significant factors in attracting funding sources and collaborators. The loss of these individuals, or our inability to retain or recruit other key management and scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our business objectives. We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

We must expand our operations to commercialize our products, which we may not be able to do.

Following the combination, we will need to expand and effectively manage our operations and facilities to successfully pursue and complete development and implement commercialization efforts for any product candidates approaching marketing approval. We will need to add marketing and sales personnel and personnel in all areas of our operations and to expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage growth in our personnel and capabilities, we must, among other things:

•	train, manage and motivate our employees;

•	accurately forecast demand for our products; and

•	expand existing operational, financial and management information systems.

If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

We have no commercial or other large-scale manufacturing experience and rely on third-party manufacturers, which will limit our ability to control the availability of, and manufacturing costs for, our products.

To be successful, products of the combined company must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements, and at an acceptable cost. We have no commercial or other large-scale manufacturing experience. We expect to rely on third parties for the commercial manufacture of our products and may also rely on third parties for the manufacture of products to be used in clinical trials. There is a limited number of contract manufacturers capable of manufacturing products that we hope to commercialize. If we cannot contract for large-scale manufacturing capabilities on acceptable terms, or if we encounter delays or difficulties with manufacturers, we may not be able to conduct clinical trials as planned or to market and sell our products.

It may be difficult or impossible to economically manufacture our products on a commercial scale. We have contracted with Diosynth RTP, Inc. to assist us in the scale-up to commercial level production of the antigen used in the preparation of Provenge. We cannot be certain that this contract will result in our ability to produce the antigen for Provenge on a commercial scale, if Provenge is approved for commercial sale.

We operate a facility for cell processing and the manufacture of antigens for our clinical trials. We also contract with third parties to provide these services. These facilities may not be sufficient to meet our needs for our Provenge and other clinical trials. Additionally, if we decide to manufacture any of our potential products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train a significant number of employees, construct additional facilities and comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for our clinical trials or for commercial use.

We are dependent on single source vendors for some of our components.

We currently depend on single-source vendors for some of the components necessary for our vaccine candidates, such as cell culture media. There are, in general, relatively few alternative sources of supply for these products. While these vendors have produced our products with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these products could take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our vaccines could be interrupted for an extended period and our vaccine could lose market acceptance.

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

As a biotechnology company, we create value for our stockholders by inventing and developing patentable technologies that are the basis for or incorporated in our potential products. On a combined worldwide basis, Dendreon and Corvas currently hold 260 issued patents and have filed 422 patent applications. These issued patents and applications relate to the antigens, serine proteases, compounds, and other biologic matter around which our product candidates are constructed, as well as the methods and processes for manufacturing those product candidates. Our patent applications are in various stages of processing. We expect that the combined company will continue to file and prosecute patent applications and that our success will depend on our ability to establish and defend our proprietary rights in the technologies that are the subject of these applications.

The fact that we have filed a patent application, or that a patent has issued, does not insure that we will have meaningful protection from competition with regard to the underlying technology or product. Others can challenge any patent application that we may file or the validity and/or scope of any patent issued to us. The patents themselves may relate to inventions that are reasonably easy to design around and other companies may invent comparable or superior technologies that do not rely on any of our patented technologies.

Patent law relating to the scope of claims in the biotechnology field is still evolving and, consequently, patent positions in our industry may not be as strong, or may be subject to greater risk of challenge, and more uncertainty as to the outcome of any such challenge, than would be the case in more established fields. Because patents are particularly important in the field of medical technology, other companies may have a greater incentive to challenge our patents or to assert that our technologies violate their proprietary rights than might otherwise be the case.

We are also subject to the risk of claims, whether meritorious or not, that our products or processes use proprietary technology of others for which we do not have a valid license. We attempt to protect ourselves against this risk by conducting patent searches, by taking precautions to avoid the unauthorized use or transfer of proprietary information by our employees, by obtaining licenses as appropriate and by requiring assurance from our collaborators that they do not improperly employ proprietary technology of others. None of these efforts insures that we will not infringe proprietary rights of others or that a claim to that effect will not be made against us.

Litigation relating to the ownership and use of intellectual property is expensive and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a disadvantage in defending our property rights. Even if we are able to defend our positions, the cost of doing so may adversely affect our profitability. Neither Dendreon or Corvas has experienced significant patent litigation. However, this may reflect in part the fact that neither company has yet commercialized any products. The combined company may be subject to such litigation and may not be able to protect its intellectual property at a reasonable cost, if such litigation is initiated.

We presently plan to collaborate with a larger company in the commercialization, marketing and distribution of Provenge, and we may collaborate with another company in the commercialization, marketing and distribution of our other potential products. In some cases, we may develop a product candidate in collaboration with other companies in order to share the development risk, to gain access to complementary technologies or facilities or for other reasons. The existence of uncertainty with respect to our ownership of technology, which can exist as a result of a challenge to such ownership without regard to the merits of the challenge, could impede our ability to enter into such relationships on an advantageous basis or at all.

We also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require those who work with us to execute confidentiality agreements, these agreements may not provide effective protection of our information.

The availability and amount of reimbursement for our potential products and the manner in which government and private payors may reimburse for our potential products is uncertain; we may face challenges from government and private payors that adversely affect reimbursement for our potential products.

We expect that many of the patients who seek treatment with products of the combined company, if those products are approved for marketing, will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations and interpretive rulings to newly-approved products, especially novel products such as ours, is not certain and those regulations and interpretive rulings are subject to change. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell our potential products will be adversely affected. Medicare regulations and interpretive rulings also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell our potential products, if approved.

Federal and state governments, and foreign governments as well, continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes our products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Therefore, any one or all of our products under development may ultimately not be considered cost-effective by these third-party payors and thus may not be covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes the combined company to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We have clinical trial insurance coverage and we intend to obtain product liability insurance coverage in the future. However, this insurance coverage may not be available to us at an acceptable cost, if at all. We may not be able to obtain future insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

The research and development activities of the combined company will continue to involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. In the event of an accident or contamination, We would likely incur significant costs associated with civil penalties or criminal fines, lawsuits from regulatory authorities and private parties, and in complying with environmental laws and regulations.

Market volatility may affect the Dendreon stock price and the value of an investment in our common stock may be subject to sudden decreases.

The trading price for Dendreon common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock and affect the volume of trading in our stock. The high and low closing prices per share of Dendreon common stock on the Nasdaq National Market were $16.73 and $5.81 respectively in 2001, $9.80 and $1.40 respectively in 2002, and $6.88 and $4.58 respectively in this year through June 5, 2003. The average daily trading volume of Dendreon common stock on the Nasdaq National Market was 97,000 shares in 2001, 135,000 shares in 2002, and 179,412 shares this year through May 30, 2003. During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Because the historical trading prices of Dendreon and Corvas common stock were dependent on factors relating solely to each respective company on a stand-alone basis, we cannot predict the effect of the combination on the trading price of Dendreon common stock after the combination. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in the Dendreon charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of the Dendreon certificate of incorporation and bylaws, as they will be in effect after the combination, will make it more difficult for a third-party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation, which will continue in effect after the combination, authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock”, and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation. In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. We have also implemented a stockholders’ rights plan, also called a poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock. These provisions are generally similar, but not identical, to comparable provisions in the Corvas charter documents.

We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

If registration rights that we have previously granted are exercised, then the Dendreon stock price may be negatively affected.

Dendreon has granted registration rights in connection with the issuance of our securities to a number of our principal stockholders and warrant holders. In the aggregate, as of December 31, 2002, these registration rights covered approximately 8,822,725 shares of our common stock which were then outstanding and an additional 423,189 shares of our common stock which may become outstanding upon the exercise of warrants that were then outstanding. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised by the holders, it could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price.

Dendreon’s issuance of shares under our equity line facility will dilute the equity ownership of our existing stockholders.

Under our equity line financing agreement with BNY Capital Markets, Inc., or CMI, we may, at our option and subject to the satisfaction of specified conditions, issue to CMI an aggregate of up to 4,593,903 shares of Dendreon common stock from time to time through June 11, 2004. The precise number of shares of our common stock that we will issue to CMI over the remaining term of the equity line financing agreement will depend primarily on the number of drawdowns we choose to undertake, the amounts of those drawdowns and the closing market price of our common stock during the drawdown periods. Each of our issuances of common stock to CMI under the equity line facility will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests.

Transactions by CMI may adversely affect the price of Dendreon common stock.

From time to time during drawdown periods, within limitations specified in our equity line facility with CMI and subject to applicable laws, CMI may engage in hedging and other transactions in our common stock, and may sell and deliver shares of Dendreon common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, the price of our common stock may be adversely affected.

BUSINESS OF DENDREON

Overview

Dendreon Corporation is dedicated to the discovery and development of novel products for the treatment of diseases through its innovative manipulation of the immune system. Dendreon’s product pipeline is focused on cancer, and includes therapeutic vaccines, monoclonal antibodies and small molecule product candidates.

The product candidates most advanced in development are therapeutic vaccines designed to stimulate a patient’s immunity for the treatment of cancer. Provenge is a therapeutic vaccine for the treatment of prostate cancer and is in Phase 3 clinical trials, the final stage of human testing before seeking marketing approval. Mylovenge, Dendreon’s therapeutic vaccine for the treatment of multiple myeloma, is in Phase 2 clinical trials. APC8024, Dendreon’s therapeutic vaccine for the treatment of HER-2/neu over-expressing breast, ovarian and colon cancers, is in Phase 1 trials. The company has additional therapeutic vaccines, monoclonal antibodies and small molecule product candidates in preclinical development for the treatment of cancer. Dendreon also intends, over time, to pursue the application of its technologies in the field of autoimmune diseases and in other fields.

Current Cancer Therapies

Cancer is characterized by abnormal cells that proliferate uncontrollably and metastasize, or spread, throughout the body, producing deposits of tumor cells, called metastases. These proliferating cells form masses called tumors. As the tumors grow, they cause tissue and organ failure and ultimately death.

To be effective, therapy must eliminate or control the growth of the cancer both at its site of origin and at sites of metastases. Metastatic disease is often responsible for the relapse and ultimate death of patients with cancer. Current treatments for cancer include surgery, radiation, hormone therapy and chemotherapy. Surgery and radiation therapy treat cancer at its origin, but are limited because certain tissues cannot be removed surgically and/or do not tolerate radiation. Moreover, cancers frequently spread prior to detection, and surgery and radiation cannot control all metastases. Chemotherapy and hormone therapy are frequently used to treat tumor metastases. However, these therapies can cause severe side effects, including damage to normal tissue. Additionally, chemotherapy and hormone therapy may shrink tumors, but rarely eliminate them completely.

Treatments known as immunotherapy stimulate the body’s natural mechanism for fighting disease and may overcome many of the limitations of current cancer therapies. Immunotherapy may be particularly useful for the treatment of residual disease.

The Immune System

Antigens.    The immune system, the body’s natural defense against disease, is composed of a variety of specialized cells. These cells recognize specific chemical structures, called antigens, that are found on disease causing agents, including tumors. Antigens trigger an immune response, which results in the eventual removal of antigen from the body.

Cells of the Immune System.    A specialized class of immune system cells, called antigen-presenting cells, start the immune response. The most potent antigen-presenting cells are known as dendritic cells, which take up antigen from their surroundings and process the antigen into fragments that are recognized by specific classes of immune cells, called lymphocytes. During this antigen processing, dendritic cells mature, enabling them to present the processed antigen to lymphocytes. There are two main categories of lymphocytes: B-lymphocytes, or B-cells, and T-lymphocytes, or T-cells. Each category of lymphocytes has a different role in the immune response. T-cells combat disease by killing antigen bearing cells directly. In this way, T-cells eliminate cancers and virally infected tissue. T-cell immunity is also known as cell-mediated immunity and is commonly thought to be a key defense against tumors and cells chronically infected by viruses. In contrast, activation of B-cells leads to the production of specific antibodies. The antibodies are secreted by B-cells and bind to antigen found on pathogens or tumor cells resulting in their destruction.

Tumor Antigens.    The immune system recognizes and generates a strong response to hundreds of thousands of different antigens introduced from the environment. Tumors, however, frequently display antigens that are also found on normal cells. Thus, the immune system may not distinguish between tumors and normal cells and, therefore, may be unable to mount a strong anti-cancer response. Tumors may also actively prevent antigen-presenting cells from becoming mature, thereby preventing full activation of the immune system. Thus, Dendreon believes one key to directing the immune system to fight cancers is to modify, or engineer, tumor antigens so that they are recognized by the immune system and to manipulate antigen-presenting cells to stimulate a vigorous cell-mediated immunity.

Monoclonal Antibodies.    Naturally-occurring antibodies are proteins that are an essential component of the human immune system. They are produced in response to the presence of foreign antigens in the body and are extremely specific. Each antibody binds to and attacks one particular type of antigen expressed on a cell, interfering with that cell’s activity or causing cell death. Monoclonal antibodies are manufactured antibodies that share characteristics of naturally occurring antibodies. They may be created to recognize a specific antigen present on tumor cells, but not on healthy cells, and to bind to that antigen and cause the death of the tumor cell. Because each monoclonal antibody targets only cells expressing a specific antigen, healthy cells may be unaffected, and many of the harsh side effects of conventional cancer therapies avoided. Monoclonal antibodies may be used alone or coupled with drugs or radioisotopes in combination therapies that attack cancer cells in several ways.

Dendreon’s Therapeutic Cancer Vaccine Approach

Dendreon combines experience in antigen identification, antigen engineering and antigen-presenting cell processing to produce therapeutic cancer vaccines. Dendreon’s ability to both manipulate antigen-presenting cells and engineer antigens allows it to develop vaccines that are designed to generate a cell-mediated immune response. The company has vaccines in development for many common cancers. Dendreon’s approach to therapeutic cancer vaccines is to:

•	identify antigens on cancer cells that are suitable targets for cancer therapy;

•	create proprietary, genetically engineered Antigen Delivery Cassettes™ that will be optimally processed by antigen-presenting cells;

•	isolate and activate antigen-presenting cells using proprietary methods; and

•	create cancer vaccines that combine antigen-presenting cells and engineered antigens to trigger a cell-mediated immune response to destroy tumors.

Antigen Identification

Dendreon’s objective is to identify antigens associated with as broad a population of cancers as possible. The company obtains antigens from several sources: Dendreon’s internal discovery programs, public databases of genetic information and licenses from third parties. Dendreon’s internal antigen discovery programs begin by identifying novel antigens expressed in specific tissues or in malignant cells. The company then evaluates the expression of these antigens in normal versus diseased tissue. Dendreon considers the antigens that it finds localized in diseased tissue as candidates for antigen engineering. Likewise, Dendreon also considers antigens from external sources that meet these criteria. Dendreon’s lead product candidate, Provenge, targets the prostate cancer antigen, prostatic acid phosphatase, or PAP. The antigen target for APC8024, Dendreon’s therapeutic vaccine in Phase 1 clinical trials for breast, ovarian and colon cancer, is HER-2/neu. In 2001, the company was issued a patent on a gene designated trp-p8. The protein expressed by this gene is found on multiple cancers. Dendreon also has acquired through licenses, the opportunity to work with the tumor antigens designated carcinoembryonic antigen, or CEA, carbonic anhydrase IX, or MN, and telomerase.

Antigen Engineering

Dendreon engineers antigens to produce proprietary therapeutic vaccines for multiple cancers. Dendreon’s antigen engineering is designed to trigger and maximize cell-mediated immunity by augmenting the uptake and processing of the target antigen by antigen-presenting cells. The company can affect the quality and quantity of the immune response that is generated by adding, deleting or modifying selected sequences of the antigen gene, together with inserting the modified antigen into Dendreon’s Antigen Delivery Cassette.

Dendreon’s Antigen Delivery Cassette is a protein that enhances antigen binding and entry into antigen-presenting cells. The Antigen Delivery Cassette targets each engineered antigen to a receptor on antigen-presenting cells and provides a common key to unlock the potential of these cells to process antigen.

The antigen-presenting cell binding region is common to all of Dendreon’s Antigen Delivery Cassettes and has the capability to recognize the antigen-presenting cell and bind the cassette to the antigen-presenting cell surface. Binding stimulates the antigen-presenting cell to engulf the cassette. The antigen-presenting cells process antigen along pathways that stimulate cell-mediated immunity. The antigen region of the Antigen Delivery Cassette thus gains access to processing by the antigen-presenting cell that would otherwise be denied to non-engineered antigen. Dendreon believes this process results in a potent cell-mediated immune response. Dendreon’s Antigen Delivery Cassette technology also provides it with a foundation on which new proprietary antigens are built.

Antigen-Presenting Cell Processing And Vaccine Production

Dendreon’s vaccine manufacturing process incorporates two elements: the Antigen Delivery Cassette and antigen-presenting cells. To obtain antigen-presenting cells, the company first removes white blood cells from a patient’s blood through a standard blood collection process called leukapheresis. Antigen-presenting cells are then separated from other white blood cells using Dendreon’s proprietary cell separation technology. Dendreon performs this process outside of the body, away from the immunosuppressive environment of tumor cells. The company believes that this allows the antigen-presenting cells to become fully mature and activated, leading to a more robust immune response.

The antigen-presenting cells are incubated with the required concentration of Antigen Delivery Cassette under controlled conditions. After about 40 hours, the antigen-presenting cells are ready to be used as a vaccine. Each vaccine is subjected to quality control testing, including identity, purity, potency, and safety testing, including sterility. Dendreon’s process requires less than three days from white blood cell collection to vaccine administration.

Vaccine Delivery

A vaccine dose is delivered as an intravenous infusion lasting about 30 minutes given as an outpatient procedure. Dendreon’s clinical trials indicate that maximum stimulation requires three infusions given at two-week intervals. Patients in Dendreon’s trials typically complete a course of therapy in one month.

Preclinical Product Candidates

Dendreon has therapeutic monoclonal antibodies for the treatment of cancer and autoimmune diseases in preclinical development. DN1924, Dendreon’s monoclonal antibody against HLA-DR positive malignancies, is in preclinical development for the treatment of leukemias and lymphomas such as Non-Hodgkin’s lymphoma, Hodgkin’s lymphoma, and B-cell leukemia. In preclinical studies to date, DN1924 has been shown to induce cell death in cancer cells expressing HLA-DR, but has no effect on normal cells and does not suppress immune response. Dendreon’s monoclonal antibody, DN1921, is in preclinical development for the treatment of autoimmune diseases, including rheumatoid arthritis. In collaboration with Genentech, Inc., Dendreon is working to develop a monoclonal antibody to trp-p8, a gene discovered in Dendreon’s internal discovery program, that is a potential treatment for soft tissue malignancies such as prostate, breast and colon cancer. The functional characteristics of trp-p8 also make it a candidate for small molecule therapies.

Small molecules are a diverse group of natural and synthetic substances that generally have a low molecular weight. They are either isolated from natural sources such as plants, fungi or microbes or they are synthesized by organic chemistry. Most conventional pharmaceuticals, such as aspirin, penicillin and chemotherapeutics, are small molecules. Small molecules have many different uses, modes of action, and side effect profiles because there are many different classes of small molecules. Ion channels, like trp-p8, that transport calcium through the cell membrane are one of many examples of molecular targets for manipulation by small molecules. Under its agreements with Genentech, Dendreon is primarily responsible for preclinical development of a small molecule targeting trp-p8.

The following table summarizes the target indications and status of Dendreon’s preclinical product development programs:

Our Products and Product Candidates in Development

Product	Target Indication(s)	Status
Product Candidates in Clinical Trials
Provenge	Androgen Independent Prostate cancer Androgen Dependent Prostate cancer	Phase 3 Phase 3
Mylovenge	Multiple myeloma Amyloidosis	Phase 2
APC8024	Breast cancer Ovarian cancer Colon cancer	Phase 1

Product Candidates in Research and Development
Vaccine Targets
Trp-p8	Lung cancer, Breast cancer Prostate cancer, Colon cancer	Preclinical
NY-ESO	Bladder cancer, Lung cancer Breast cancer, Prostate cancer Ovarian/Uterine cancer, Melanoma	Preclinical
CEA	Breast cancer, Lung cancer Colon cancer	Preclinical
MN	Kidney cancer, Colon cancer Cervical cancer	Preclinical
Telomerase	Multiple cancers	Preclinical

Monoclonal Antibodies
Trp-p8	Lung cancer, Breast cancer Prostate cancer, Colon cancer	Preclinical
DN1924	Non-Hodgkin’s lymphoma Hodgkin’s lymphoma B-cell leukemias	Preclinical
DN1921	Autoimmune diseases, including rheumatoid arthritis	Preclinical

Small Molecule
Trp-p8	Lung cancer, Breast cancer Prostate cancer, Colon cancer	Preclinical

Products Cell Separation Device
DACS®SC Kit	Blood stem cell preparation for transplantation	FDA Approved

Status shown above is as of February 28, 2003.    Preclinical means that a potential product is undergoing study and evaluation, including study in cell and animal disease models in preparation for potential human clinical trials. Dendreon continues to undertake preclinical development work with respect to potential products that are in clinical trials.

Phase 1-3 clinical trials denote safety and efficacy tests in humans as follows:

Phase 1: Evaluation of safety and dosing.

Phase 2: Evaluation of safety and efficacy.

Phase 3: Definitive evaluation of safety and efficacy.

Product Candidates In Clinical Trials

Provenge for Prostate Cancer

Prostate cancer is the most common solid tumor malignancy in men in the United States with over one million currently diagnosed with this disease. The American Cancer Society estimates that, in the United States, prostate cancer was diagnosed in approximately 189,000 men and that approximately 30,000 men died of the disease in 2002.

The antigen component of Provenge is derived from the gene encoding a marker for prostate cancer, prostatic acid phosphatase, which is found in approximately 95% of prostate cancers. Dendreon has subjected prostatic acid phosphatase to its antigen engineering process and created a proprietary Antigen Delivery Cassette.

Dendreon initiated two double-blind, placebo-controlled Phase 3 clinical trials, D9901 and D9902, designed to demonstrate that Provenge is safe and effective for treating androgen independent prostate cancer, or AIPC. “Androgen independent” means that tumor growth is no longer regulated by androgens, or male hormones, and that the disease has progressed to an advanced stage. Men with prostate cancer who are hormone resistant are considered androgen independent.

The results from Dendreon’s first Phase 3 trial of Provenge, D9901, were announced in August 2002. The results did not meet the primary endpoint of the study, a pre-specified delay in the time to objective disease progression versus placebo in the overall study population. However, the results demonstrated significant benefit from Provenge treatment for men with a Gleason score of 7 or less. For these patients, the time to disease progression was more than two-fold (2.2 times) greater than for those patients who received placebo. In patients with a Gleason score of 7 or less, the placebo group had a median time to disease progression of 9.0 weeks, compared to 16.0 weeks in the Provenge-treated group, with a highly significant p-value of 0.002 and a treatment effect of 78%. In addition, the patients receiving Provenge, whose disease had not progressed six months after randomization, had a greater than eight-fold advantage in progression-free survival compared to patients who received placebo (34.7% of Provenge patients versus 4% of placebo patients). No apparent benefit was observed among patients with Gleason scores of 8 or higher. A Gleason score is the most commonly used prostate cancer scoring system and is considered one of the most important prognostic indicators for prostate cancer. High Gleason scores (8 or above) are indicative of aggressive cancers. In the androgen independent population, approximately 75% of the patients have a Gleason score of 7 or less.

In December 2002, Dendreon announced additional results from D9901 indicating that, in addition to delaying the time to progression of disease, Provenge treatment delayed the onset of disease-related pain in patients with a Gleason score of 7 or less. Delay in the onset of disease-related pain was the secondary endpoint of D9901, which enrolled only patients who did not have cancer-related pain at the time of entry into the study. In patients with a Gleason score of 7 or less, those receiving treatment with Provenge remained pain free significantly longer than those receiving placebo (p=0.019). For patients with a Gleason score of 7 or less, the time to disease-related pain was more than two-fold (2.6 times) greater than for those patients who received placebo. No apparent benefit in the pain endpoint was observed among patients with Gleason scores of 8 or higher.

In light of the results from D9901, Dendreon met with the U.S. Food and Drug Administration, or FDA, to discuss Dendreon’s second Phase 3 clinical trial for Provenge, D9902. Based upon those discussions, the protocol for D9902 has been revised to enroll only androgen independent prostate cancer patients with a Gleason score of 7 or less whose cancer has spread but who otherwise are without symptoms. D9902, as amended, will serve as the pivotal trial for seeking marketing approval for Provenge.

On June 2, 2003, Dendreon announced new data from D9901 that confirmed that the underlying mechanism of action, a T-cell immune response, is consistent with the positive clinical response seen in patients with advanced, metastatic prostate cancer. The results show that Provenge treatment induced a highly significant T-cell mediated immune response compared to placebo (p=.0003), with Provenge treated patients demonstrating an eight-fold increase in T-cell proliferation compared to placebo. In addition, among men treated with Provenge, those whose tumors were graded with a Gleason score of 7 or less developed a median change in T-cell mediated immune response seven-fold greater than the T-cell mediated immune response seen in Provenge-treated men whose tumors were graded a Gleason score of 8 and higher (p=0.0065).

On June 11, 2003, Dendreon announced that it had received a Special Protocol Assessment, or SPA, from the FDA indicating that the protocol for its pivotal Phase 3 trial of Provenge, D9902B, will serve as the basis for a Biologics License Application for Provenge for the treatment of androgen independent prostate cancer. A SPA is a binding agreement with the FDA by which trial sponsors receive an official FDA evaluation on pivotal trials that will form the basis for final approval.

On June 2, 2003, Dendreon also announced that preliminary results from a National Cancer Institute-sponsored Phase 2 trial, P-16, indicating that a combination therapy of Provenge and Bevacizumab (Avastin™) demonstrated evidence of increasing PSA doubling time in men with androgen dependent prostate cancer. This Phase 2 study has enrolled 14 patients to date with androgen dependent prostate cancer who had rising PSA levels after prior surgical or radiation therapy, but no evidence of disease recurrence on bone or CT-scan. Patients received treatment with Provenge at weeks 0, 2 and 4 and treatment with Bevacizumab at weeks 0, 2 and 4 and every two weeks following until progressive disease was noted.

Of nine patients evaluable for PSA doubling time, or PSADT, median PSADT increased nearly three fold, from 8.2 months prior to study entry to 21.4 months after treatment with Provenge and Bevacizumab. PSA doubling time is a measure of the rate of change of PSA over time. Changes in PSADT can only be calculated for patients who have a rising PSA after therapy. Three patients also had PSA decreases from baseline of 12%, 33% and 64% respectively.

Dendreon is currently engaged in discussions with pharmaceutical companies regarding potential collaboration arrangements for the commercialization of Provenge.

Dendreon is also currently conducting a Phase 3 clinical trial (P-11) of Provenge to evaluate its safety and potential effectiveness in treating men with early stage, androgen dependent prostate cancer. Men with prostate cancer who are hormone sensitive are considered androgen dependent.

Mylovenge for B-cell Malignancies: Multiple Myeloma and Amyloidosis

In 2001, approximately 15,000 people were diagnosed with multiple myeloma, a cancer of the blood, and over 10,000 individuals died from this disease in the United States. It accounts for approximately 10% of cancers of the blood. Amyloidosis is a disease related to multiple myeloma, afflicting approximately 2,500 individuals in the United States annually, and amyloidosis is fatal in most cases. Mylovenge has received orphan drug designation from the FDA for the treatment of multiple myeloma. Dendreon is conducting Phase 2 clinical trials for Mylovenge, Dendreon’s therapeutic vaccine for the treatment of multiple myeloma and amyloidosis. The company expects to complete these trials in the first half of 2003. At that time, Dendreon will be able to determine the future development of Mylovenge in light of the results of the Phase 2 trials, the prospects for potential products being developed by competitors, and other relevant factors.

APC8024 for Treatment of Breast, Ovarian and Colon Cancers

APC8024 is Dendreon’s vaccine against tumors that have increased levels of a protein called HER-2/neu. Increased levels of this protein are found in approximately 25% of metastatic breast, ovarian, and colon cancers. Dendreon has identified portions of the HER-2/neu molecule that stimulate a potent cell-mediated immune response in animal models when engineered into Dendreon’s Antigen Delivery Cassette.

The company is conducting Phase 1 trials to evaluate APC8024 for the treatment of patients with tumors that over-express HER-2/neu. The trials examine different doses, schedules and formulations of APC8024 for safety and ability to stimulate immunity. On June 1, 2003, Dendreon announced longer term results from the Phase 1 study of APC 8024 for which preliminary results were announced in November 2002. These longer-term results indicate that APC 8024 is showing ongoing clinical benefit in patients with advanced, metastatic Her-2 positive breast cancer.

The data was derived from 16 patients with advanced, metastatic, Her-2 positive breast cancer whose disease had progressed after receiving chemotherapy. Following treatment with APC 8024, four patients demonstrated clinical benefit defined as a partial response or prolonged stable disease. This included one patient who experienced a partial response as measured by a 50 percent reduction in tumor size that lasted 25 weeks, and three patients who have experienced ongoing stable disease. Of the three patients with stable disease, one has had stable disease for more than 48 weeks (11 months) and two patients have had stable disease for more than one year following treatment with APC 8024.

An immune response was detected in all of the patients evaluated. Side effects were minor, consisting primarily of fever and chills following vaccine infusion.

Product Candidates In Research And Development

Vaccine Targets

Trp-p8

The trp-p8 gene, and the protein encoded by this gene, is present on 100% of prostate cancers and approximately 71% of breast cancers, 93% of colorectal cancers and 80% of lung cancers. Trp-p8 is the first gene generated from Dendreon’s internal antigen discovery program. A patent on the gene encoding trp-p8 was issued to Dendreon in 2001. Dendreon plans to incorporate the trp-p8 antigen into its vaccine technology.

    NY-ESO

NY-ESO is a protein that is present on many cancers, including melanoma, breast, prostate, lung, ovarian/uterine and bladder cancers. Dendreon licensed the NY-ESO antigen from the Ludwig Cancer Institute, where scientists performed a series of preclinical studies that demonstrated that NY-ESO is an appropriate immunotherapy target. Dendreon engineered the NY-ESO antigen into Dendreon’s Antigen Delivery Cassette.

Carcinoembryonic Antigen (CEA)

The carcinoembryonic antigen, or CEA, is present on 70% of lung cancers, virtually all cases of colon cancers and approximately 65% of breast cancers. Dendreon licensed the CEA antigen from Bayer Corporation, Business Group Diagnostics. Dendreon plans to incorporate the CEA antigen into its vaccine technology.

Carbonic Anhydrase IX Antigen (MN)

MN antigen is a protein also known as the carbonic anhydrase IX antigen. It is present on approximately 75% of cervical and colon cancers and 95% of renal cancers. Dendreon licensed the MN antigen from Bayer Corporation, Business Group Diagnostics, and plans to incorporate the MN antigen into Dendreon’s vaccine technology.

Telomerase

The human telomerase antigen, or hTERT, is present on approximately 80% of tumor samples. Dendreon licensed the hTERT antigen from Geron Corporation and plans to incorporate it into Dendreon’s vaccine technology.

Additional Vaccine Products

Dendreon believes that its vaccine technologies have additional potential applications that, over time, the company may pursue in the fields of autoimmune diseases, allergies and infectious diseases.

Monoclonal Antibodies

Trp-p8

Trp-p8, the protein encoded by the trp-p8 gene, is a voltage gated calcium ion channel. It displays numerous characteristics that make it an attractive target for immunotherapy, as well as for small molecule drug therapy. In normal human tissues, trp-p8 is expressed predominantly in the prostate and is over-expressed in hyperplastic prostate. In cancerous tissues, trp-p8 is expressed in cancers of the prostate, colon, lung and breast. The unique molecular characteristics of trp-p8 make it an attractive candidate as a therapeutic target for monoclonal antibodies, cancer vaccines and small molecules. In 2002, Dendreon entered into a collaboration agreement with Genentech to discover and develop products targeting trp-p8.

DN1924 Antibody for Treatment of Cancer

DN1924 is Dendreon’s monoclonal antibody that targets a unique antigen called HLA-DR present on normal and malignant blood cells and causes the death of only malignant cells. The target for DN1924 is present on numerous blood-borne tumors, such as Hodgkin’s lymphoma, non-Hodgkin’s lymphoma, and B-cell leukemias. Current treatments for these cancers include chemotherapy, radiation, and high dose chemotherapy with stem cell transplantation, all of which are highly toxic. More recently, a monoclonal antibody, rituximab, has been approved for use in some of these patients. It is directed to a different antigen than the antigen to which DN1924 binds. Preclinical studies suggest that DN1924 can kill human cancer cells without apparent toxicity or immune suppressive side effects. Furthermore, these preclinical studies suggest that cancer cells may not develop resistance to this treatment over time.

DN1921 Antibody for Treatment of Autoimmune Disease

DN1921 is Dendreon’s monoclonal antibody that suppresses activities of the immune system. Autoimmune diseases, such as rheumatoid arthritis, systemic lupus erythematosus, multiple sclerosis, myasthenia gravis and pemphigus vulgaris, result from unwanted activities of the immune system. Current therapies include non-specific immune suppression by corticosteroids, methotrexate and other drugs. Although these treatments may reduce tissue damage in some patients, they are not curative.

DN1921 is specific for a well-known target for immunosuppression, HLA-DR. Previously, other companies have attempted to develop drugs that target HLA-DR. Although those drugs usually suppressed immune response, they failed in preclinical studies due to unacceptable toxicity. Dendreon has observed that suppression of immune response and toxicity are mediated by two separate parts of the antibody molecule. Dendreon is developing DN1921 to take advantage of this observation. DN1921 has shown encouraging immunosuppressive abilities in Dendreon’s preclinical studies without producing unacceptable levels of toxicity.

Cell Separation Products

Dendreon developed proprietary cell separation technology that can be tailored for specific cell types. This technology consists of two components: specially engineered separation and wash containers and solutions called buoyant density solutions. Dendreon prepares its buoyant density solutions to match the buoyant density of a particular cell type. By matching buoyant densities in this manner, it is able to control whether or not a specific cell type floats or sinks in the solution. This allows Dendreon to isolate the desired cells easily, rapidly and without the need for the biological reagents used in conventional cell separation techniques.

In 1996, Dendreon received a marketing authorization in the United States on a family of Dendreon’s solutions and separation devices. In 1999, Dendreon obtained pre-marketing approval, or a PMA, from the FDA for its DACS SC kit. Dendreon uses its cell separation technology to isolate antigen-presenting cells for its cancer vaccines.

Collaborations

Kirin Brewery Co., Ltd.

Kirin Brewery Co., Ltd., or Kirin, is Dendreon’s collaborator for the development and marketing of its vaccines in Asia. Dendreon has granted Kirin an exclusive license to Dendreon’s proprietary antigen-presenting cell technology for the development and commercialization of Dendreon’s vaccine products in Japan and other countries in Asia and Oceania. Dendreon also granted Kirin an option to obtain an exclusive license to commercialize in these countries other therapeutic vaccines it develops with Dendreon’s antigen-presenting cell technology. In exchange, Kirin has granted Dendreon an option to obtain an exclusive license to commercialize in North America any products developed by Kirin under this agreement. In August 2001, Dendreon entered into a memorandum agreement with Kirin modifying Dendreon’s agreements with Kirin. These modifications, including terms relating to the manufacture and supply of the antigen used in Provenge and the provision by Dendreon of additional development and regulatory support, have been incorporated in amended and restated agreements, effective August 6, 2002.

Dendreon conducts collaborative research with Kirin. Under the terms of Dendreon’s agreements with Kirin, it is reimbursed by Kirin for research and development expenses pursuant to a mutually agreed plan. Dendreon also supplies Kirin with devices. Dendreon and Kirin have also agreed to collaborate in the future clinical development and commercialization in the European Union of certain products jointly developed under their agreements and to share equally in any resulting profits.

Genentech, Inc.

In August 2002, Dendreon entered into an agreement with Genentech, Inc. to collaborate in the preclinical research, clinical development, and commercialization of monoclonal antibody and potentially other products derived from Dendreon’s trp-p8 gene platform. Dendreon will be jointly responsible with Genentech for conducting preclinical and clinical work. Genentech will fund a majority of these expenses for products that reach Phase 3 clinical trials. Genentech will also be responsible for all manufacturing of resulting products. The agreement provides for profit-sharing and commercialization in the United States. Genentech will be responsible for the commercialization of trp-p8 products in the rest of the world except Asia and Oceania, where Dendreon retains all development and commercialization rights.

Manufacturing

Dendreon manufactures the Antigen Delivery Cassettes used to conduct preclinical and clinical trials as recombinant proteins using standard production methods in compliance with current good manufacturing practices, or cGMP. In March 2001, Dendreon contracted with Diosynth RTP, Inc., or Diosynth, to assist it in the scale-up to commercial level production of the Antigen Delivery Cassette used in the preparation of Provenge.

Dendreon owns and operate a cell-processing center in Seattle, Washington. In addition, it uses third-party cell-processing centers operated by the Mayo Clinic in Rochester, Minnesota, the American Red Cross in Philadelphia, Pennsylvania, and Progenitor Cell Therapy, or PCT, in Hackensack, New Jersey and Mountain View, California. In August 2002, Dendreon agreed to sell the cell processing facility then owned by it in Mountain View, California to PCT. Under terms of the agreement, PCT pays a fee to Dendreon and assumed operational, lease and personnel obligations for the Mountain View facility. PCT will provide cell-processing services at the facility for Dendreon as requested.

Dendreon also manufactures cell separation devices that isolate cells from blood and other bodily fluids. Dendreon relies on subcontractors to manufacture these devices in compliance with cGMP.

LEGAL MATTERS

Stoel Rives LLP, Seattle, Washington, will pass on the validity of the common stock being offered hereby.

Filed pursuant to Rule 424(b)(3)

Registration Number 333-102351

PROSPECTUS

$75,000,000

Common Stock

This prospectus and the accompanying prospectus supplement will allow us to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $75,000,000. This means:

•	we will provide this prospectus and a prospectus supplement each time we sell the common stock;

•	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this prospectus; and

•	you should read this prospectus and the prospectus supplement carefully before you invest in our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” On January 22, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $5.27 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY OF THE COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The common stock may be sold directly by us to purchasers, to or through underwriters or dealers designated from time to time, or through agents designated from time to time. For additional information on the methods of sale, you should refer to “Plan of Distribution” in this prospectus and to the accompanying prospectus supplement. If any underwriters are involved in a sale of the common stock, their names and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from the sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2003.

	Page		Page
About This Prospectus	1	Description of Capital Stock	15
Forward-Looking Statements	2	Plan of Distribution	20
Business Overview	3	Legal Matters	21
Risk Factors	5	Experts	21
Use of Proceeds	15	Where You Can Find Additional
Dividend Policy	15	Information	22

You should rely only on the information contained or incorporated by reference into this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the shares of common stock to be sold by this prospectus and the prospectus supplement in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Dendreon®, the Dendreon logo, DACS®, Provenge®, Simplesep Enrichment System®, Mylovenge™, Myezenium™, Neuvenge™, Neuzenium™, Provenge™, Prozenium™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus or any related prospectus supplement are the property of their owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf ” registration process. Under this shelf registration process, we may sell common stock over time in one or more offerings up to a total dollar amount of $75,000,000. Each time we sell the common stock, we will provide a prospectus supplement that will contain more specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement. You should carefully read this prospectus and the prospectus supplement, together with the documents to which we refer you under “Where You Can Find Additional Information” in this prospectus, before you invest in our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the accompanying prospectus supplement or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	our ability to achieve positive results in clinical trials;

•	our ability to develop safe and efficacious therapies;

•	our ability to obtain regulatory approval for our products that are under development;

•	our ability to comply with existing and future regulations affecting our business;

•	our ability to commercialize our products that are under development;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	our expectations and estimates concerning our future operating and financial performance, ability to finance our business and financing plans;

•	our reliance on corporate collaborators for research and development, manufacturing, clinical trial management and other activities, and technology licenses;

•	our ability to enter into collaboration agreements in the future and to maintain our existing collaborations and achieve milestones or otherwise be successful under them;

•	our dependence on single-source vendors for some of our components;

•	our ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the impact of competition and technological change on our business;

•	our ability to recruit and retain key personnel;

•	anticipated trends in our business; and

•	other risk factors set forth under “Risk Factors” in this prospectus and any risk factors set forth in the accompanying prospectus supplement.

In addition, in this prospectus and the prospectus supplement and the documents incorporated by reference into this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” “continue,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

Dendreon Corporation is dedicated to the discovery and development of novel products for the treatment of diseases through its innovative manipulation of the immune system. Dendreon’s product pipeline is focused on cancer, and includes therapeutic vaccines, monoclonal antibodies and a pathway to small molecules. The products most advanced in development are therapeutic vaccines that stimulate a patient’s immunity for the treatment of cancer.

Provenge®, a therapeutic vaccine for the treatment of prostate cancer, is our most advanced product candidate. We have completed one Phase III clinical trial (D9901) for Provenge and commenced a second Phase III trial (D9902). Both trials are double-blind, placebo-controlled trials in men with androgen independent prostate cancer. “Androgen independent” means that tumor growth is no longer regulated by androgens, or male hormones, and that the disease has progressed to an advanced stage. Men with prostate cancer who are hormone resistant are considered androgen independent.

The results from our first Phase III trial of Provenge, D9901, were announced in August 2002. The results did not meet the primary endpoint of the study of time to objective disease progression. However, the results demonstrated significant benefit from Provenge treatment for men with a Gleason score of 7 or less. In that group of patients, the placebo group had a median time to disease progression of 9.0 weeks, compared to 16.0 weeks in the Provenge treated group, with a highly significant p-value of 0.002 and a treatment effect of 78%. In addition, the patients receiving Provenge, whose disease had not progressed six months after randomization, had a greater than eight-fold advantage in progression-free survival compared to patients who received placebo (34.7% of Provenge patients versus 4% of placebo patients). No apparent benefit was observed among patients with Gleason scores of 8 or higher. A Gleason score is the most commonly used prostate cancer scoring system and is considered one of the most important prognostic indicators for prostate cancer. High Gleason scores (8 or above) are indicative of aggressive cancers. In the androgen independent population, approximately 75% of the patients have a Gleason score of 7 or less.

In December 2002, we announced additional results from D9901 indicating that, in addition to delaying the time to progression of disease, Provenge treatment delayed the onset of disease-related pain in patients with a Gleason score of 7 or less. Delay in the onset of cancer-related pain was the secondary endpoint of D9901, which enrolled only patients who did not have cancer-related pain at the time of entry into the study. In patients with a Gleason score of 7 or less, those receiving treatment with Provenge remained pain free significantly longer than those receiving placebo (p=0.019). For patients with a Gleason score of 7 or less treated with Provenge, the probability of remaining free of cancer-related pain while on the study was over two-and-one-half times higher than for patients treated with placebo. No apparent benefit in the pain endpoint was observed among patients with Gleason scores of 8 or higher.

In light of the results from D9901, we met with the U.S. Food and Drug Administration, or FDA, to discuss our second Phase III clinical trial for Provenge, D9902. Based upon those discussions, we will seek to amend the protocol for D9902 to enroll only androgen independent prostate cancer patients whose cancer has spread but who otherwise are without symptoms and also have a Gleason score of 7 or less. Our plan for D9902, as amended, is that it will serve as the pivotal trial for seeking marketing approval for Provenge.

We are also currently conducting a Phase III clinical trial (P-11) of Provenge in men with hormone sensitive prostate cancer, an earlier stage of the disease.

In addition, we are conducting Phase II clinical trials for Mylovenge, our therapeutic vaccine for the treatment of multiple myeloma, and Phase I clinical trials for APC8024, our therapeutic vaccine for the treatment of breast, ovarian and colon cancers. The results of one of our Phase I studies for APC8024 were announced in December 2002. The results indicate that APC8024 appears to be safe, stimulates immunity, and is showing signs of clinical benefit in patients with Her-2 positive breast cancer that has spread. In this Phase I study, 16 women received treatment with APC8024. Of 11 patients evaluated, 5 patients had stable disease, and one patient had a partial response with a more than 50% reduction in tumor size. An immune response was detected in all of the patients evaluated. Side effects were minor, consisting primarily of fever and chills following vaccine infusion.

We have additional therapeutic vaccines, monoclonal antibodies and a pathway to small molecule drug discovery in preclinical development for the treatment of cancer. We also intend, over time, to pursue the application of our technologies in the fields of autoimmune diseases, allergies and infectious diseases.

The following table summarizes the target indications and status of our preclinical product development programs:

PRODUCT CANDIDATES IN PRECLINICAL DEVELOPMENT (1)

Product	Target Indication(s)

Vaccine Targets

NY-ESO	Bladder cancer, Lung cancer
Breast cancer, Prostate cancer
Ovarian/Uterine cancer, Melanoma

Trp-p8	Lung cancer, Breast cancer
Prostate cancer, Colon cancer

CEA	Breast cancer, Lung cancer
Colon cancer

MN	Kidney cancer, Colon cancer
Cervical cancer

Telomerase	Multiple cancers

Monoclonal Antibodies

DN1924	Non-Hodgkin’s lymphoma
Hodgkin’s lymphoma
B-cell leukemias

Trp-p8	Lung cancer, Breast cancer
Prostate cancer, Colon cancer

DN1921	Autoimmune diseases, including rheumatoid arthritis

Small Molecule

Trp-p8	Lung cancer, Breast cancer Prostate cancer, Colon cancer

(1)	Status is as of November 30, 2002. For purposes of this table, “preclinical development” means that a potential product is undergoing study and evaluation in disease models in preparation for potential human clinical trials. We continue to conduct preclinical development work with respect to potential products that are in clinical trials.

We have ongoing collaborations with Kirin Brewery Co., Ltd., or Kirin, and Genentech, Inc. Kirin is our collaborator for the marketing and development of our vaccines in Asia. In August 2002, we entered into an agreement with Genentech to collaborate in the preclinical research, clinical development, and commercialization of products derived from our Trp-p8 gene platform. The agreement concerns the development of monoclonal antibodies, small molecules and other products. Our collaboration with Johnson & Johnson Pharmaceutical Research and Development, L.L.C., or J&J PRD, for studies of both companies’ technologies related to tumors that express the antigen Her-2/neu expired on December 31, 2002. We are currently engaged in discussions with J&J PRD and other pharmaceutical companies regarding potential collaborative arrangements for the commercialization of Provenge.

As announced by us in October 2002, Mitchell H. Gold, M.D. became our Chief Executive Officer effective January 1, 2003. Christopher S. Henney, Ph.D., D.Sc. will continue with us as the Chairman of our board of directors.

We were incorporated in Delaware in August 1992. Our principal executive offices are located at 3005 First Avenue, Seattle, Washington 98121, and our telephone number is (206) 256-4545. Our internet web site address on the world wide web is www.dendreon.com. The contents of our web site are not part of this prospectus.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the risk factors described below and any risk factors described in the accompanying prospectus supplement and the other information contained or incorporated by reference into this prospectus before investing in our common stock. The risks and uncertainties described below and in the prospectus supplement and documents incorporated by reference into this prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the risks described below or in the prospectus supplement or in documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

As of September 30, 2002, we had an accumulated deficit of $109.6 million. Operating losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses in support of our operations, clinical trial expenses, and marketing expenses. We have earned no significant revenues from product sales or royalties. We do not expect to achieve significant product sales or royalty revenue for several years, and are not able to predict when we might do so, if ever. We expect to incur additional operating losses in the future and these losses may increase significantly as we continue clinical trials, apply for regulatory approvals, develop our product candidates, expand our operations and develop systems that support commercialization of our potential products.

Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our products and successfully commercializing our products alone or with third parties. We may not be successful in obtaining regulatory approval and commercializing our products, and our operations may not be profitable even if any of our products under development are commercialized.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including regulatory requirements, scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

We rely on academic institutions, physician practices, and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. Third-party clinical investigators may not perform our clinical trials on our anticipated schedules or consistent with a clinical trial protocol, and may not perform data collection and analysis in a timely manner.

In late October 2002, the FDA informed us that enrollment in D9902, our second Phase III clinical trial of Provenge, could resume. If we are unable to amend D9902 as planned or fail to complete that clinical trial for any reason, or we otherwise fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, our stock price and our ability to conduct our business as currently planned could be materially harmed. Our development costs will increase if we experience any future delays in our clinical trials for Provenge or in clinical trials for our other potential products or if we need to perform more or larger clinical trials than planned. If the delays or costs are significant, our financial results and the commercial prospects for our product candidates will be adversely affected.

If testing of a particular product does not yield successful results, then we will be unable to commercialize that product.

We must demonstrate our products’ safety and efficacy in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including the following:

•	safety and efficacy results obtained in human clinical trials, as in our Provenge trials, may not be replicated in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing preclinical testing or human clinical trial results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising, including Provenge, Mylovenge, APC 8024 and Trp-p8;

•	we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks or for other reasons; and

•	the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, takes many years, and the outcome is uncertain. D9901, our first Phase III clinical trial for Provenge, did not meet its primary endpoint. Although the analysis identified a group of patients who were benefited by treatment with Provenge, we may not obtain favorable results from the clinical study of more patients in this group in our second Phase III trial, D9902, or those results may cause the FDA to require additional studies. Data from our clinical trials may not be sufficient to support approval by the FDA of our potential products. The clinical trials of Provenge or our other products under development may not be completed as planned and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety, efficacy or physiological effect of a cancer vaccine under development, this will delay or prevent regulatory approval of the vaccine, which could prevent us from achieving profitability.

If our products are not accepted by the market, we will not generate significant revenues or become profitable.

The success of any product we may develop will depend upon the medical community, patients and third-party payors accepting our products as medically useful, cost-effective, and safe. We cannot guarantee that any of our products in development, if approved for commercialization, will be used by doctors to treat patients. The degree of market acceptance for our products depends upon a number of factors, including:

•	the receipt and scope of regulatory approvals;

•	demonstration of the efficacy and safety of our products to the medical and patient community;

•	the cost and advantages of our products compared to other available therapies; and

•	reimbursement policies of government and third-party payors.

We may require additional funding, and our future access to capital is uncertain.

It is expensive to develop cancer vaccines, monoclonal antibodies and other products, and to conduct clinical trials for and commercialize our products. We plan to continue to simultaneously conduct clinical trials and preclinical research for a number of cancer and autoimmune disease products, which is costly. Our existing capital and future revenues may not be sufficient to support the expenses of our operations, the development of commercial infrastructure and the conduct of our clinical trials and preclinical research. We may need to raise additional capital to:

•	fund operations;

•	continue the research and development of our therapeutic products;

•	conduct clinical trials; and

•	commercialize our products.

We believe that our cash on hand, assuming we draw down $8 million on our equity line facility over the remaining term of the equity line, and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 21 months. However, we may need additional financing within this time frame depending on a number of factors, including the following:

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the amount and timing of milestone payments we receive from our collaborators;

•	the costs of developing the processes and systems to support FDA approval of Provenge;

•	our timetable for and costs of manufacturing scale-up, the development of marketing operations, and other activities related to the commercialization of Provenge;

•	our degree of success in developing Provenge and our other products;

•	the costs of preparing an application for FDA approval of Provenge, if we seek such approval;

•	the emergence of competing technologies and other adverse market developments; and

•	changes in or terminations of our existing collaboration and licensing arrangements.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may be required to delay, reduce or eliminate some of our clinical trials and some of our development programs. If we raise additional funds by issuing equity securities, including under our equity line facility or by selling common stock pursuant to this prospectus and an accompanying prospectus supplement, further dilution to our existing stockholders may result.

We are subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays. Even if we obtain regulatory approval for the commercial sale of any of our products, those products may still face regulatory difficulties.

Our activities, including pre-clinical studies, clinical trials, cell processing and manufacturing are subject to extensive regulation by the FDA and comparable authorities outside the United States.

Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a product. The FDA regulates pre-clinical studies under a series of regulations called the current Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may invalidate the studies and require that we replicate those studies.

An investigational new drug application must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA requests an extension to review the application, or raises concerns or questions about the conduct of the trials as described in the application. In the latter case, we and the FDA must resolve any outstanding concerns before clinical trials can proceed. Thus, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case.

We and third parties, on whom we rely to assist us with clinical trials, are subject to extensive regulation by the FDA in the design and conduct of those trials. Also, investigational products in Phase III clinical trials must be manufactured in accordance with a series of complex regulations called the current Good Manufacturing Practice, or cGMP. Other products used in connection with our clinical trials must be manufactured in accordance with regulations called the Quality Systems Regulations, or QSR. We and third parties with whom we contract for manufacturing and cell processing must comply with the cGMP or QSR, as applicable. Our facilities or the facilities of third parties must pass a pre-approval plant inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge or any of our other potential products. In addition, the FDA may, at any time, audit one of our clinical trials or inspect a manufacturing or cell processing facility involved with the production of Provenge or one of our other products for compliance with the regulations applicable to the activities being conducted. If any such inspection or audit reveals noncompliance with applicable regulations, the FDA may require remedial measures that are costly and/or time consuming for us or a third-party to implement and that may include the temporary or permanent suspension of a clinical trial or temporary or permanent closure of a facility. The FDA may also disqualify a Phase III clinical trial in whole or in part from consideration in support of approval of a product for commercial sale or otherwise deny approval of a potential product. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other vaccine products are novel; therefore, regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other products under development.

To date, no cancer vaccine using antigen-presenting cell technologies has been approved for commercial sale. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing the applications necessary to gain regulatory approvals for commercial sale, which may impede our ability to obtain FDA approvals. We have not yet sought FDA approval for any vaccine product. We will not be able to commercialize any of our potential products until we obtain FDA approval. Therefore, any delay in obtaining, or inability to obtain, FDA approval could harm our business.

If we are not in compliance with regulatory requirements at any stage, including after marketing approval is obtained, we may be fined, forced to remove a product from the market and experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing clinical trials. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

The availability and amount of reimbursement for our potential products and the manner in which government and private payors may reimburse for our potential products is uncertain; we may face challenges from government and private payors that adversely affect reimbursement for our potential products.

We expect that many of the patients who seek treatment with our products, if approved for marketing, will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations and interpretive rulings to newly-approved products, especially novel products such as ours, is not certain and those regulations and interpretive rulings are subject to change. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell our potential products will be adversely affected. Medicare regulations and interpretive rulings also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell our products, if approved.

Federal and state governments, and foreign governments as well, continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes our products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Therefore, any one or all of our products under development may ultimately not be considered cost-effective by these third-party payors and thus not be covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products.

We rely on third parties to perform a variety of functions and have limited manufacturing and cell processing capabilities, which could limit our ability to commercialize our products.

We rely in part on collaborators and other third parties to perform for us or assist us with a variety of important functions, including research and development, manufacturing and clinical trials management. We also license technology from others to enhance or supplement our technologies. We have never manufactured our cancer vaccines and other products on a commercial scale. It may be difficult or impossible to economically manufacture our products on a commercial scale. We have contracted with Diosynth RTP, Inc. to assist us in the scale-up to commercial level production of the antigen used in the preparation of Provenge. We cannot be certain that this contract will result in our ability to produce the antigen for Provenge on a commercial scale, if Provenge is successful.

We intend to rely on third party contract manufacturers to produce large quantities of materials needed for clinical trials and product commercialization. Third party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our submission of products for regulatory approval or the market introduction and subsequent sales of our products may be delayed. Any delay may lower our revenues and potential profitability and adversely affect our stock price.

We operate facilities for cell processing, the manufacture of antigens for our clinical trials, and final formulation of our cancer vaccines, and we also contract with third parties to provide these services. These facilities may not be sufficient to meet our needs for our Provenge and other clinical trials. Additionally, if we decide to manufacture any of our products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train a significant number of employees, construct additional facilities and comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for our clinical trials or for commercial use.

If we lose or are unable to secure collaborators, or if our collaborators, including Kirin and Genentech, do not apply adequate resources to their collaborations with us, our product development and potential for profitability may suffer.

We intend to continue to enter into collaborations for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to some of our products under development. We have entered into a collaboration with Kirin relating to the development and commercialization in Asia of our products based on our antigen-presenting cell technologies. As our collaborator, Kirin funds testing, makes regulatory filings and may manufacture and market our products in Asia. We have also entered into a collaboration with Genentech, Inc. for preclinical research, clinical development, and commercialization of monoclonal antibodies and potentially other products derived from our Trp-p8 gene platform. The amount and timing of resources applied by Kirin or Genentech or other collaborators or potential collaborators to our joint efforts are not within our control.

If any collaborator breaches or terminates its agreement with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products under development could be slowed down or blocked completely. It is possible that Kirin, Genentech or other collaborators and potential collaborators will change their strategic focus, pursue alternative technologies or develop alternative products, either on their own or in collaboration with others, to treat the diseases targeted by our collaborative programs. It is also possible that a collaborator may conduct a clinical trial or other activities with respect to one or more of our potential products which has results or consequences that reflect adversely upon that product and harm our ability to develop that product or obtain FDA approval for its commercial sale. The effectiveness of our collaborators in marketing our products will also affect our revenues and earnings.

Our collaborations with Kirin and Genentech may not continue or be successful and we may not receive any further research funding, milestone or royalty payments. We recognized approximately 36% of our revenue in 2001, and approximately 64% of our revenue in the nine months ended September 30, 2002, from our collaboration with Kirin. We intend to continue to enter into new collaborative agreements in the future. However, we may not be able to successfully negotiate any additional collaborative arrangements. If established, these relationships may not be scientifically or commercially successful. Any additional collaborations would likely subject us to some or all of the risks described above with respect to our collaborations with Kirin and Genentech. Disputes may arise between us and our existing or potential future collaborators, as to a variety of matters, including financial or other obligations under our agreements. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

We are dependent on single source vendors for some of our components.

We currently depend on single-source vendors for some of the components necessary for our vaccine candidates, such as cell culture media. There are, in general, relatively few alternative sources of supply for these products. While these vendors have produced our products with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these products could take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our vaccines could be interrupted for an extended period.

If we are unable to protect our proprietary rights, we may not be able to compete effectively or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the United States Patent and Trademark Office may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology. It is also possible that third parties may successfully avoid our patents through design innovation.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and their validity is challenged in court or in other proceedings, such as oppositions, which may be brought in domestic or foreign jurisdictions A third party may challenge the validity or enforceability of a patent after its issuance by the United States Patent and Trademark Office. It is possible that a third party may successfully challenge our patents or patents licensed by us from others, or that a challenge will result in limiting the coverage of our patents. The cost of litigation to uphold the validity of patents and to prevent infringement can be substantial and, if the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that third parties may infringe our patents. To stop these activities we may need to file a lawsuit. Even if we were successful in stopping the violation of our patent rights, these lawsuits are very expensive and consume time and other resources. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the invention. There is also the risk that, even if the validity of our patents is upheld, a court will refuse to stop the other party on the grounds that its activities are not covered by, that is, do not infringe, our patents.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our officers, employees, consultants and advisors, and our manufacturers and vendors, as appropriate, to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, then we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third-parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations.

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We have clinical trial insurance coverage and we intend to obtain product liability insurance coverage in the future. However, this insurance coverage may not be available to us at an acceptable cost, if at all. We may not be able to obtain future insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Competition in our industry is intense, and many of our competitors have substantially greater resources than we do.

Competition in the cancer and autoimmune disease fields is intense and is accentuated by the rapid pace of technological development. Research and discoveries by others may result in breakthroughs which may render our products obsolete even before they generate any revenue. There are products currently under development by others that could compete with the products that we are developing. Many of our competitors have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. Our competitors may:

•	develop safer or more effective therapeutics vaccines and other therapeutic products;

•	reach the market more rapidly, reducing the potential sales of our products; or

•	establish superior proprietary positions.

We understand that companies, including AVI BioPharma, Inc., Cell Genesys, Inc., and Therion Biologics Corporation may be developing prostate cancer vaccines that could potentially compete with Provenge, if Provenge is successfully developed. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors, and gene therapies are also under development and could potentially compete with Provenge.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding therapeutic vaccines and other cancer therapies accelerate. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position would suffer.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. To grow, we will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:

•	train, manage and motivate our employees;

•	accurately forecast demand for our products; and

•	expand existing operational, financial and management information systems.

If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

If we lose key management and scientific personnel or cannot recruit qualified employees, our product development programs and our research and development efforts will be harmed.

Our success depends, to a significant extent, upon the efforts and abilities of our key employees. The loss of the services of one or more of our key employees may delay our product development programs and our research and development efforts. We do not maintain key person life insurance on any of our officers, employees or consultants.

Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand our workforce substantially, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel.

Market volatility may affect our stock price and the value of an investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in our charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third-party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation currently authorizes our board of directors to issue up to 9,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation. In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied. We have also implemented a stockholders’ rights plan, also called a poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and principal stockholders have substantial control over us, which could delay or prevent a change in our corporate control favored by our other stockholders.

As of November 30, 2002, our executive officers, directors and principal stockholders beneficially owned approximately 35% of our outstanding common stock. These stockholders will likely continue to exercise substantial influence over us for the foreseeable future, even if we should issue common stock pursuant to this prospectus and an accompanying prospectus supplement or under the equity line facility. Accordingly, these stockholders, individually and as a group, may be able to control us and direct our officers and business, including any determination with respect to a change in control, future issuances of our common stock or other securities, declarations of dividends on our common stock and the election of our board of directors.

If registration rights that we have previously granted are exercised, then our stock price may be negatively affected.

We have granted registration rights in connection with the issuance of our securities to a number of our principal stockholders and warrant holders. In the aggregate, as of November 30, 2002, these registration rights covered approximately 8,822,725 shares of our common stock which were then outstanding and an additional 423,189 shares of our common stock which may become outstanding upon the exercise of warrants that were then outstanding. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised by the holders, it will bring additional shares of our common stock into the market, which may have an adverse effect on our stock price.

Our issuance of shares under our equity line facility will dilute the equity ownership of our existing stockholders.

Under our equity line financing agreement with BNY Capital Markets, Inc., or CMI, we may, at our option and subject to the satisfaction of specified conditions, issue to CMI an aggregate of up to 4,593,907 shares of our common stock from time to time through June 11, 2004. The precise number of shares of our common stock that we will issue to CMI over the remaining term of the equity line financing agreement will depend primarily on the number of drawdowns we choose to undertake, the amounts of those drawdowns and the closing market price of our common stock during the drawdown periods. Each of our issuances of common stock to CMI under the equity line facility will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests.

Transactions by CMI may adversely affect the price of our common stock.

From time to time during drawdown periods, within limitations specified in our equity line facility with CMI and subject to applicable laws, CMI may engage in hedging and other transactions in our common stock, and may sell and deliver shares of our common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, the price of our common stock may be adversely affected.

The actual or anticipated resale by CMI of shares of our common stock that it purchases from us under the equity line facility or otherwise owns or acquires may have an adverse impact on the market price of our common stock.

The resale by CMI through open market transactions or other means of the common stock that it purchases from us under the equity line facility or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common stock. Moreover, as all the shares we sell to CMI will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common stock. In addition, actual or anticipated downward pressure on the market price of our common stock due to actual or anticipated resales of our common stock by CMI could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the market price of our common stock to decline.

USE OF PROCEEDS

Except as otherwise described in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of our common stock pursuant to this prospectus and the prospectus supplement to fund clinical trials, research, preclinical development and commercialization activities for our therapeutic vaccine products, monoclonal antibodies and small molecule product, to increase our antigen-presenting cell processing and antigen manufacturing capacity and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or products, although we currently have no agreements or commitments in this regard. We have not determined the amount of net proceeds from sales of our common stock pursuant to this prospectus and any prospectus supplement that we will use for each of these purposes.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

DIVIDEND POLICY

We have not declared or paid and do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and any other factors our board of directors deems relevant.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 80,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

Common Stock

As of November 30, 2002, there were 26,390,112 shares of our common stock outstanding that were held of record by approximately 127 stockholders. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and any shares of common stock that may be sold pursuant to this prospectus and an accompanying prospectus supplement will be fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, none of which is issued and outstanding. Our board of directors has the authority to issue one or more series of preferred stock from our authorized and undesignated preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any such series or the designation of any such series, without further vote or action by the stockholders. The issuance of any such series of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. For example, our board of directors could issue a series of preferred stock that has the power to prevent a change of control transaction. The issuance of a series of preferred stock with voting and conversion rights may decrease the voting power of the holders of our common stock, including the loss of voting control to others.

Preferred Stock Purchase Rights

Each outstanding share of our common stock has attached to it one preferred share purchase right, which we refer to as a right. Each right entitles the registered holder of our common stock to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, which we refer to as participating preferred shares, at a price of $45.00 per one one-hundredth of a participating preferred share, subject to adjustment. Each one one-hundredth of a share of participating preferred shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a share of our common stock. The description and terms of the rights are set forth in a Rights Agreement, dated as of September 18, 2002, between us and Mellon Investor Services, LLC, as rights agent.

Until the distribution date described below, we will not issue separate certificates evidencing the rights. Until that date, the rights will be evidenced, with respect to any common stock certificate, by that common stock certificate. The rights will detach from the common stock and a distribution date will occur upon the earlier of the following dates:

•	the date of a public announcement that an “acquiring person,” which may include an entity or group of affiliated or associated persons, has acquired beneficial ownership of 20% or more of our outstanding common stock; or

•	the tenth business day following the commencement of, or the first public announcement by any person or group of an intention to commence, a tender offer or exchange offer that would result in any person or entity, including a group of affiliated or associated persons, acquiring beneficial ownership of 20% or more of our outstanding common stock.

Our board of directors may postpone the distribution date by determining a later distribution date before the time any person or group becomes an acquiring person.

The term “acquiring person” does not include us, any of our subsidiaries, any of our or our subsidiaries’ employee benefit or compensation plans or any entity holding our common stock for or under any of our or our subsidiaries’ employee benefit or compensation plans. In addition, a person who would otherwise be an acquiring person will not be considered an acquiring person if our board of directors determines in good faith that such person inadvertently became the beneficial owner of 20% or more of our common stock and such person divests itself, as promptly as practicable, of beneficial ownership of a sufficient number of shares of our common stock so that it would no longer otherwise qualify as an acquiring person.

In addition, except under limited circumstances, no person or entity shall become an acquiring person as the result of the acquisition of our common stock by us which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 20% or more of our outstanding common stock. Furthermore, except under certain circumstances, no person will become an acquiring person due to the acquisition of common stock directly from us.

The rights agreement provides that, until the distribution date, or earlier redemption or expiration of the rights, the rights will be transferred only with our common stock. The rights will be evidenced, with respect to any common stock certificate outstanding as of October 2, 2002, by that common stock certificate with or without a summary of the rights attached to it. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after October 2, 2002, upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date, the surrender for transfer of any certificates for common stock, even without a summary of the rights attached to it, also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable after the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date, and the separate right certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on September 17, 2012, unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

The purchase price payable for the participating preferred shares, and the number of participating preferred shares or other securities or property issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution in the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the participating preferred shares;

•	upon the grant to holders of the participating preferred shares of rights or warrants to subscribe for or purchase participating preferred shares at a price, or securities convertible into participating preferred shares with a conversion price, less than the then current market price of the participating preferred shares; or

•	upon the distribution to holders of the participating preferred shares of evidences of indebtedness, securities or assets, excluding regular quarterly cash dividends or dividends payable in participating preferred shares, or of subscription rights or warrants, other than those referred to above.

The number of outstanding rights and the number of one one-hundredths of a participating preferred share issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any of those cases, before the distribution date.

Participating preferred shares purchasable upon exercise of the rights will not be redeemable. Each participating preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. If there is a liquidation, the holders of the participating preferred shares will be entitled to receive a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each participating preferred share will have 100 votes, voting together with our common stock. If there is a merger, consolidation or other transaction in which our common stock is exchanged, each participating preferred share will be entitled to receive 100 times the amount of consideration received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the participating preferred shares, the value of the one one-hundredth interest in a participating preferred share purchasable upon exercise of each right should approximate the value of one share of our common stock. The participating preferred shares will rank junior to any other series of our preferred stock.

If any person or group becomes an acquiring person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person which will become null and void, will for a 60-day period have the right to receive upon exercise of the right, instead of participating preferred shares, that number of shares of our common stock having a market value of two times the exercise price of the right. If we do not have sufficient common stock authorized but unissued to permit the exercise in full of the rights, we may issue participating preferred shares, cash, debt, stock or a combination thereof in exchange for the rights.

If we are acquired in a merger or other business combination transaction by, or 50% or more of our consolidated assets or earning power are sold to, an acquiring person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person which will become null and void, will have the right to receive, upon the exercise of the right, instead of participating preferred shares, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of our common stock per right, or we may, at our option, issue cash, debt, stock or a combination thereof in exchange for the rights, in each case subject to adjustment. Our board of directors will not exchange the rights owned by the acquiring person or group, which will have become null and void.

With specified exceptions, no adjustments in the purchase price for the preferred shares will be required until cumulative adjustments require an adjustment of at least 1% of that purchase price. No fractional participating preferred shares will be issued, other than fractions which are integral multiples of the number of one one-hundredth of a participating preferred share issuable upon exercise of one right, which may, at our election, be evidenced by depositary receipts. Instead of issuing fractional participating preferred shares, we will make an adjustment in cash based on the market price of the participating preferred shares on the last trading day before the date of exercise.

Upon approval by our board of directors, we may redeem the rights, in whole, but not in part, at a price of $.001 per right at any time until the earlier of:

•	the time that a person or group has become an acquiring person; or

•	September 17, 2012.

Until a right is exercised, the holder of the right, in the capacity of a holder, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration, or for common stock of the acquiring company as set forth above.

Any of the provisions of the rights agreement may be amended or supplemented by us before the distribution date. From and after the distribution date, we and the rights agent may amend or supplement the rights agreement from time to time without the approval of any holders of rights in order to:

•	cure any ambiguity;

•	correct or supplement any defective or inconsistent provisions; and

•	change any other provisions with respect to the rights which we and the rights agent may deem necessary or desirable.

Notwithstanding this right to amend or supplement, from and after the distribution date, the rights agreement may not be amended in any manner which would adversely affect the interest of the holders of rights.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors, since the rights may be amended to permit such an acquisition or they can be redeemed by us at $.001 per right prior to the earliest of the time that a person or group has become an acquiring person or September 17, 2012.

Warrants

As of November 30, 2002, we had warrants to purchase 568,337 shares of our common stock outstanding. The warrants expire beginning August 14, 2004 through June 19, 2008, and bear exercise prices from $0.18 per share to $18.18 per share. Of the warrants to purchase 568,337 shares of our common stock, we have granted registration rights with respect to 423,189 shares of the common stock issuable upon exercise of those warrants.

Registration Rights

As of November 30, 2002, the holders of approximately 7,807,497 shares of our common stock and holders of warrants to purchase an aggregate of approximately 118,189 shares of our common stock were entitled to registration rights as provided under the terms of an Amended and Restated Stockholders’ Agreement. This agreement provides demand registration rights to the holders of these shares. In addition, the holders of these shares are entitled under the agreement, subject to limitations, to require us to include their shares of common stock in future registration statements we file. These holders have waived their registration rights in connection with our filing of the shelf registration statement of which this prospectus is a part.

In connection with a warrant issued to Fresenius AG to purchase 275,000 shares of our common stock, Fresenius AG is entitled to registration rights under a Registration Rights and Shareholder’s Agreement for the shares of common stock issuable upon exercise of the warrant. Under this agreement, Fresenius can, subject to certain limitations, require us to include their shares of common stock in future registrations statements we file. Fresenius has waived its registration rights in connection with our filing of the shelf registration statement of which this prospectus is a part.

In connection with a collaboration agreement we entered into with Genentech, Inc., Genentech purchased 1,015,228 shares of our common stock and is entitled to registration rights with respect to those shares under an Equity Investment Agreement. Under this agreement, Genentech can, subject to certain limitations, require us to include their shares of common stock in future registration statements we file that include common stock held by other persons.

In connection with warrants issued to certain employees of Shoreline Pacific LLC to purchase 30,000 shares of our common stock, those persons are entitled to registration rights under a Registration Rights Agreement for the shares of common stock issuable upon exercise of the warrants. Under this agreement, those persons can, subject to certain limitations, require us to include their shares of common stock in future registration statements we file that include common stock held by other persons. We have also agreed to issue warrants to purchase an additional 30,000 shares of our common stock to certain employees of Shoreline Pacific in June 2003, which warrants will entitle their holders to identical registration rights.

Anti-takeover Effects of Provisions of Certificate of Incorporation and Delaware Law

Certificate of Incorporation

Our certificate of incorporation includes the following provisions, among others, that could discourage potential acquisition proposals and could delay or prevent a change of control of us:

•	All stockholder actions must be effected at a duly called meeting and not by a consent in writing.

•	Directors may be removed from office only for cause and only by the affirmative vote of the holders of a majority of our total outstanding voting stock.

•	Vacancies on our board of directors, including those resulting from an increase in the number of directors, may generally be filled only by the remaining directors, not by stockholders.

•	Our board of directors is divided into three classes of directors serving staggered, three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

Anti-takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates “business combinations” with an “interested stockholder.” Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the date of the business combination, the board of directors of the corporation approves the transaction;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock of the corporation; or

•	the board of directors and at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder approve the business combination.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with the stockholder’s affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Transfer Agent

The transfer agent for our common stock is Mellon Investor Services, LLC, Seattle, Washington.

Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.”

PLAN OF DISTRIBUTION

We may sell common stock pursuant to this prospectus and an accompanying prospectus supplement:

•	directly to purchasers;

•	to or through underwriters or dealers;

•	through agents; or

•	through a combination of such methods.

In the event that we offer the common stock directly to purchasers or to purchasers through agents, the shares sold may be sold at a single closing and at a single price or at multiple closings and at multiple prices. We expect that the price or prices for any shares sold in such circumstances will reflect our negotiations with prospective investors as part of a book-building process, the market price of our common stock, recent trends in the market price of our common stock, other factors considered material by the prospective investors, and, if applicable, consultation with any agent involved with the sale or sales.

Regardless of the method used to sell the common stock, we will provide this prospectus and an accompanying prospectus supplement that will disclose:

•	the identity of any underwriters, dealers or agents that purchase or participate in the sales of the common stock;

•	the material terms of the sale, including the number of shares sold, the purchase price for the shares, which may be at a discount from the last reported sale price of our common stock on the Nasdaq National Market prior to such sale, the proceeds we will receive and any over-allotment option that any underwriters for the shares may have;

•	the amount of any compensation, discounts, commissions or concessions to be received by or allowed or reallowed to the underwriters, dealers or agents;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	the nature of any transaction by any underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

Prior to beginning preparation of the shelf registration statement of which this prospectus is a part, we explored the possibility of conducting a private placement of our common stock, or securities convertible into our common stock, with prospective investors, including one of our current stockholders, and other eligible investors who expressed interest in such a private placement. All of the prospective investors were accredited investors. We engaged J.P. Morgan Securities Inc., or JPMorgan, to act as the sole placement agent on a best efforts basis for the proposed private placement. The proposed private placement sought to raise approximately $30 million in gross proceeds for the same uses described under “Use of Proceeds.” We did not accept any offers to buy or indications of interest given by any prospective investors in the proposed private placement, and none of our common stock was sold in the proposed private placement. This prospectus and any accompanying prospectus supplement supersedes any offering materials used in the proposed private placement. We terminated all offering activity related to the proposed private placement on December 31, 2002. We paid no fees to JPMorgan in connection with its efforts relating to our abandoned private placement, but will reimburse JPMorgan for reasonable out-of-pocket expenses up to a maximum of $75,000.

We have engaged JPMorgan to act as the sole placement agent on a best efforts basis in connection with sales of our common stock pursuant to this prospectus and an accompanying prospectus supplement that occur on or prior to the end of the period ending on the later of 60 days from the date that the registration statement of which this prospectus is a part was filed or 30 days from the effective date of the registration statement. In connection with its engagement as placement agent, JPMorgan has identified for us institutional investors who may wish to purchase our common stock, and we expect that JPMorgan will continue to do so during the period of its engagement. The specific terms of any applicable sale by us of common stock to institutional investors identified for us by JPMorgan will be negotiated between us and such institutional investors and set forth in an accompanying prospectus supplement. As described above, we expect that the price for any shares sold in such circumstances will reflect our negotiations with prospective investors as part of a book-building process, the market price of our common stock, recent trends in the market price of our common stock, other factors considered material by the prospective investors, and consultation with JPMorgan. We also expect that any shares sold in such circumstances will be sold at a discount from the last reported sale price of our common stock on the Nasdaq National Market prior to such sale. JP Morgan is not committed to purchase any of our securities, regardless of whether JP Morgan does or does not successfully identify others to purchase our securities. In the event that we sell common stock pursuant to this prospectus and an accompanying prospectus supplement on or before such date, we will enter into a placement agency agreement with JPMorgan, the form of which is filed as an exhibit to the shelf registration statement of which this prospectus is a part, and pay to JPMorgan a cash fee equal to 6% on the first $15 million of common stock sold, plus a cash fee equal to 5% of the next $15 million sold and an additional cash fee equal to 4% of common stock in excess of $30 million sold. The maximum compensation we will pay to JPMorgan will not exceed 8% of the gross proceeds that we receive from sales of common stock pursuant to this prospectus and an accompanying prospectus supplement. We will also reimburse JPMorgan for its reasonable out-of-pocket expenses up to a maximum, including any expenses reimbursable by us that were incurred by JPMorgan in connection with our abandoned private placement, of $100,000. We have further agreed to indemnify JPMorgan, its affiliates, employees and others from any losses due to third party investigations or claims arising from the transactions contemplated by our engagement of JPMorgan, including claims and investigations arising under federal securities laws, except to the extent such losses are judicially determined to result from the gross negligence or willful misconduct of JPMorgan or another indemnified person.

LEGAL MATTERS

Cooley Godward LLP, San Diego, California, will pass on the validity of the common stock being offered hereby. An investment partnership of Cooley Godward LLP beneficially owns 27,458 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•	Our Form 10-K for the fiscal year ended December 31, 2001, which was filed on March 26, 2002, including information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2002 annual meeting of stockholders, which was filed on April 12, 2002;

•	Our Form 10-Q for the quarter ended March 31, 2002, which was filed on May 14, 2002, our Form 10-Q for the quarter ended June 30, 2002, which was filed on August 14, 2002, our Form 10-Q for the quarter ended September 30, 2002, which was filed on November 12, 2002, and our Form 10-Q/A for the quarter ended September 30, 2002, which was filed on November 26, 2002;

•	Our Current Reports on Form 8-K which were filed on June 13, 2002, August 16, 2002, and September 25, 2002; and

•	The description of our common stock set forth in our registration statement on Form 8-A, which was filed on May 22, 2000.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Legal Department

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus and the accompanying prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.